SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 31 October 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Financial results
Results for the half year to 30 September 2019
BT Group plc
31 October 2019
BT Group plc (BT.L) today announced its results for the half year to 30 September 2019.
Key strategic developments:
●            Launched a host of new products for consumer and business segments, including the new Halo converged product plans and BT Mobile 5G
●            Introduced a range of new service initiatives including bringing the BT brand to the high street in over 600 EE/BT dual-branded stores, and to answer 100% of customer calls in the UK & Ireland from January 2020
●            Continued to make progress on the BT modernisation agenda, including delivering over £1.1bn transformation benefits, announcing the first locations in our Better Workplace Programme, and disposal of BT Fleet Solutions
●          Outlined our Skills for Tomorrow programme to provide digital skills training for 10m UK children, families and businesses
Operational:
●            5G network live in over 20 cities and large towns; 5G smartphone plans now available on both EE and BT brands
●            Openreach announced the launch of new FTTP 1Gbps and 550Mbps products. FTTP rollout at c.23k premises passed per week; 4.2m ultrafast (FTTP and Gfast) premises passed to date; currently announced plans to build FTTP in 103 locations
●            Consumer fixed ARPC £38.5, broadly flat year on year; postpaid mobile ARPC £20.8, down 5.5% year on year due to impact of regulation and continued trend towards SIM-only; RGUs per address up to 2.38
●            Postpaid mobile churn remains low at 1.2% in Q2 despite impact of auto switching; fixed churn at 1.3% in Q2 down from 1.6% in prior year
Financial:
●            Reported revenue £11,467m, down 1%1 mainly reflecting the impact of regulation, declines in legacy products, and strategically reducing low margin business
●            Reported profit before tax £1,333m, broadly flat year on year; adjusted2 EBITDA £3,923m, down 3%1 due to lower revenues, increased spectrum fees, content costs and investment to improve competitive positioning partly offset by cost savings from transformation programmes
●            Net cash inflow from operating activities of £2,173m; normalised free cash flow2 of £604m, down 38% due to increased capital expenditure, higher interest and tax payments, partially offset by one-off cash flows
●            Capital expenditure £1,882m. Up £225m excluding BDUK grant funding deferral, driven by increased network investment
●            Net debt2 increased primarily due to implementation of IFRS 16, £6.1bn, and net business cash outflows, £1.2bn
●            Interim dividend of 4.62p per share; 30% of last year's full-year dividend of 15.4p per share
●            Overall financial outlook maintained

Philip Jansen, Chief Executive, commenting on the results, said
"BT delivered results in line with our expectations for the second quarter and first half of the year, and we remain on track to meet our outlook for the full year.
"We've invested to strengthen our competitive position. We've accelerated our 5G and FTTP rollouts, introduced an enhanced range of product and service initiatives for both consumer and business segments, and announced price and technology commitments to deliver fair, predictable and competitive pricing for customers.
"Openreach is significantly accelerating its pace of FTTP build and is now passing a home or business every 26 seconds. Openreach announced a further 29 locations in its build plan to reach 4m premises by March 2021, and we continue to make positive progress with Government and Ofcom on the enablers to stimulate further investment in full fibre.
"We continue to make progress on the BT modernisation agenda, delivering over £1.1bn in annualised cost savings, and announcing locations in our Better Workplace Programme."

Half year to 30 September	2019 (IFRS 16)	2018 (IAS 17)	2018 (IFRS 16 pro forma2)	Change1
	£m	£m	£m	%
Reported measures
Revenue	11,467	11,588		(1)
Profit before tax	1,333	1,340		n/m
Profit after tax	1,068	1,052		n/m
Basic earnings per share	10.8p	10.6p		2
Net cash inflow from operating activities	2,173	754		188
Interim dividend	4.62p	4.62p		-
Capital expenditure	1,882	1,833		3

Adjusted measures
Adjusted2 revenue	11,413	11,624	11,624	(2)
Adjusted2 EBITDA	3,923	3,675	4,038	(3)
Normalised free cash flow2	604	974	974	(38)
Net debt2	18,347	11,895		n/m

Customer-facing unit results for the half year to 30 September 2019

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Half year to30 September	2019 (IFRS 16)	20182 (IFRS 16 pro forma1)	Change	2019 (IFRS 16)	20182 (IFRS 16 pro forma1)	Change	2019 (IFRS 16)	20182 (IFRS 16 pro forma1)	Change
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	5,194	5,224	(1)	1,180	1,237	(5)	534	617	(13)
Enterprise	3,055	3,221	(5)	968	1,003	(3)	630	564	12
Global	2,196	2,332	(6)	304	255	19	40	(74)	154
Openreach	2,536	2,548	-	1,417	1,478	(4)	197	448	(56)
Other	-	2	n/m	54	65	(17)	(797)	(581)	(37)
Intra-group items	(1,568)	(1,703)	8	-	-	-	-	-	-
Total	11,413	11,624	(2)	3,923	4,038	(3)	604	974	(38)

Second quarter to 30 September
Consumer	2,644	2,654	-	592	617	(4)
Enterprise	1,539	1,633	(6)	497	517	(4)
Global	1,111	1,185	(6)	164	136	21
Openreach	1,268	1,293	(2)	700	761	(8)
Other	(1)	1	n/m	12	27	(56)
Intra-group items	(781)	(858)	9	-	-	-
Total	5,780	5,908	(2)	1,965	2,058	(5)	281	467	(40)

1      See Glossary below
2   Segmental results as reported in the Q2 2018/19 results release have been restated to reflect i) the bringing together of our Business and Public Sector and Wholesale and Ventures customer-facing units into a single customer-facing unit, Enterprise, on 1 October 2018; the transfer of our Northern Ireland Networks business from Enterprise to Openreach and reclassification of certain internal revenues generated by our Ventures businesses as segmental revenue rather than internal recovery of cost; (see press release on 17 January 2019) and ii) the change in the allocation of group overhead costs and the transfer of the Emergency Services Network contract from Consumer to Enterprise (see press release on 3 July 2019)
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after net capital expenditure
Capital expenditure	Additions to property, plant and equipment and intangible assets in the period
Normalised free cash flow	Free cash flow after net interest paid and payment of lease liabilities, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings and lease liabilities (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated into sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed

IFRS 16 pro forma
On 1 April 2019, BT adopted IFRS 16 Leases, which replaced IAS 17 Leases. To aid comparability, pro forma financial information for 2018/19 has been presented to reflect how the results would have looked like if the accounting standard had been adopted last year. See page 9 for more details.

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 6 on page 25

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 32. Results on an adjusted basis are presented before specific items. Reconciliations from the most directly comparable IFRS measures are in Additional Information on pages 32 to 34.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold a conference call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the third quarter results for 2019/20 on 30 January 2020.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/7069R_1-2019-10-30.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 31 October 2019